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                                                                     EXHIBIT C-5



                     DESCRIPTION OF EXISTING SAVINGS PLANS


1.   UNION ELECTRIC SAVINGS INVESTMENT PLAN
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     Union Electric Company ("UE") has adopted an employee savings investment plan ("SIP") which permits eligible participants under Section 401(K) of the Internal Revenue Code to defer current federal income taxes on contributions to the SIP and earnings thereon. The Plan is available to both management and union (contract) employees. All eligible employees who are at least 21 years old and have completed 1 year of service can participate.

     Participants contribute via payroll deductions up to 15% of their base pay and can invest in the following investment funds: Aggressive Equity, Conservative Equity, Balanced Fund, International Fund, Stable Interest Income Fund, and Union Electric Common Stock Fund. UE, to the extent sufficient earnings are available, may practically match contributions made to the SIP by participants. For management employees, UE contributes 50% of the participant's contribution up to 6% of that participant's total contribution in the plan. UE's contribution is divided equally between the investment fund(s) chosen by the participant and the Union Electric common stock fund. The match, if any, and the allocation of matching contributions for contract employees are established by the collective bargaining agreement between the participant's bargaining unit and UE.

     Previously, UE made contributions to the Employee Stock Ownership Plan ("ESOP") to claim additional tax credits on its federal income tax returns. The contributions were used to purchase shares of UE common stock. At the time the contributions were made, ESOP Accounts were established for employees. When the tax laws changed, UE ceased making ESOP contributions. In 1993, the ESOP Accounts were merged into the SIP. Provided that stock is held for a minimum of 84 months, participants may withdraw part or all of the stock held in the ESOP.


2.   UNION ELECTRIC LONG-TERM INCENTIVE PLAN ("LIP")
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     In 1995 UE's Board of Directors and shareholders approved the terms of the
Long-Term Incentive Plan ("LIP") which is designed to give UE a competitive advantage in attracting, retaining and motivating officers and certain key employees. The LIP provides for the issuance of incentive awards linked to UE's profitability. Pursuant to the LIP, UE encourages eligible officers and employees to acquire or increase their ownership of Union Electric's common stock. The Human Resources Committee of UE's Board of Directors determines which employees are eligible to participate in the LIP. Such employees may be eligible for performance awards payable in cash or shares of common stock, restricted stock, stock options and stock appreciation awards. Absent early termination the LIP will terminate ten years after its effective date. Pursuant to the Merger Agreement, Ameren will adopt a stock compensation plan ("Ameren LIP") to replace the UE LIP.
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3.   CIPSCO LONG-TERM SAVINGS PLANS
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     CIPS sponsors three investment savings plans (Employee Long-Term Savings
Plan, Employee Long-Term Saving Plan - I.B.E.W. Local No. 702, Employee Long-Term Saving Plan - I.U.O.E. Local No. 148) which permit management employees and employees who are members of bargaining units to defer federal income taxes on contributions to the plans and earnings thereon. The plans are qualified plans under Section 401 of the Internal Revenue Code. Participants can participate in only one plan.

     Employees who have one year of service and have attained the age of 21 can participate in one of the available Plans. A participant in any plan who meets the eligibility requirements of another plan (i.e. becomes a management employee), automatically becomes a participant of such plan and the participant's accounts is transferred. Participants can contribute up to 15% of his or her compensation into a Plan and invest in the following investment funds: CIPSCO Common Stock, Bond Index Fund, Standard & Poor's 500 Equity Index Fund, Money Market Fund, Growth Equity Fund, Merrill Lynch Retirement Preservation Trust, Merrill Lynch Capital Fund, Merrill Lynch Global Allocation Fund and the Aim Value Fund. At the consummation of the mergers constituting the Transaction, the CIPSCO Common Stock will be converted to Ameren Common Stock pursuant to the Merger Agreement.

     Under the terms of the Local 702 Plan, CIPS matches a percentage of the participant's contribution. CIPS's matching contribution is 15% of the participant's contribution up to 5% of that participant's total contribution.

     No withdrawals can be made under the plans during employment except for certain loans and hardship withdrawals and otherwise as provided in the plans.

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